Exhibit 99.1

Result of General Meetings

DUBLIN, Ireland, and Boston MA, July 28, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, is pleased to announce that all resolutions presented to shareholders at both of today’s General Meetings were duly passed.

Accordingly, at the General Meeting held in relation to the Company’s proposed acquisition of Chiasma, Inc., Amryt Shareholders approved the resolutions required to give the Amryt Directors the requisite authorities to issue and allot the New Ordinary Shares in order to effect the Transaction. The Chiasma Special Meeting, at which Chiasma Shareholders will consider and vote on the Transaction, will take place at 9.am. Eastern Time on 3 August 2021 and if approved, Closing of the Transaction and the issue of the New Ordinary Shares will take place shortly thereafter.

The full text of each resolution was included in the notice of the meeting, which was posted to shareholders on 28 June 2021, and is available on the Company's website www.amrytpharma.com. Capitalised terms not otherwise defined in this announcement have the meanings given to them in the Company’s circular and notice of general meeting dated 28 June 2021.

About Amryt

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products – metreleptin (Myalept®/ Myalepta®) and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product does not currently have regulatory approval to treat EB.  In June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.

Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors
Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK.  Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Amryt and Chiasma. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Amryt or Chiasma stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Amryt or Chiasma to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Amryt or Chiasma do business, or on Amryt’s or Chiasma’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability of Amryt to successfully integrate Chiasma’s operations; the ability of Amryt to implement its plans, forecasts and other expectations with respect to Amryt’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4, and if necessary, the registration statement on Form F-6, and were included in the Definitive Proxy Statement/prospectus that was filed with the SEC on July 2, 2021 in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4, and if  necessary, the registration statement on Form F-6, are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amryt’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021 and Amryt’s Form 6-K for the quarter ended March 31, 2021 filed with the SEC on May 4, 2021, and Chiasma’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Amryt nor Chiasma undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, on June 15, 2021, Amryt filed with the SEC a registration statement on Form F-4, which was declared effective by the SEC on July 1, 2021, that includes a proxy statement of Chiasma and that also constitutes a prospectus of Amryt, and each of Chiasma and Amryt may file with the SEC other documents regarding the proposed transaction. This communication is not a substitute for the Definitive Proxy Statement/prospectus or registration statement or any other document that Amryt or Chiasma may file with the SEC. The Definitive Proxy Statement/prospectus was mailed to stockholders of Amryt and Chiasma on or about July 2, 2021. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AMRYT, CHIASMA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov or from Amryt at its website, https://amrytpharma.com, or from Chiasma at its website, https://chiasma.com. Documents filed with the SEC by Amryt will be available free of charge by accessing Amryt’s website under the heading Investors, or, alternatively, by contacting Amryt’s Investor Relations department at ir@amrytpharma.com, and documents filed with the SEC by Chiasma will be available free of charge by accessing Chiasma’s website at https://chiasma.com under the heading News and Investors or, alternatively, by contacting Chiasma’s Investor Relations department at investor.relations@chiasmapharma.com.

Participants in the Solicitation

Amryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Annual Report on Form 20-F filed with the SEC on April 30, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Definitive Proxy Statement/prospectus, which was filed on July 2, 2021, and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com